FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.　　　　　Web Site: www.tevapharm.com

_____

WEBCAST ALERT - FOR IMMEDIATE RELEASE

TEVA TO PRESENT AT THE MORGAN STANLEY PHARMACEUTICAL CEO'S UNPLUGGED CONFERENCE AND AT THE 26TH ANNUAL JPMORGAN HEALTHCARE CONFERENCE

Jerusalem, Israel, Jan. 3, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) will host a live audio webcast at the Morgan Stanley Pharmaceutical CEOs Unplugged Conference in NY and the 26th Annual JPMorgan Healthcare Conference in San-Francisco. Dan Suesskind, Chief Financial Officer and Bill Marth, President & CEO Teva Pharmaceuticals USA will present at Morgan Stanley on Friday, January 4, 2008 and at JPMorgan on Monday, January 7, 2008.

What:　Teva Presentation at the Morgan Stanley Pharmaceutical CEOs Unplugged Conference in NY and the 26th ANNUAL JPMorgan Healthcare Conference in SF

Who:　**Dan Suesskind**, Chief Financial Officer and Bill Marth, President & CEO Teva Pharmaceuticals USA

When:　Friday, January 4, 2008@ 9:30 a.m. EST and Monday, January 7, 2008 @ 3:30 p.m. PST

Where:　www.tevapharm.com or
　　　　　http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=TEVA&item_id=1701353 - For Morgan Stanley and www.metameetings.com/webcasts/jpmorgan/healthcare08 - for JPMorgan

How:　Live over the Internet -- Simply log on to the Web at the address above and register for the event (approx. 10 minutes before). An archive of the webcast will be available on the site.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: January 03 , 2008